SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1999


Commission File Number:  1-09623


                                IVAX CORPORATION
                              EMPLOYEE SAVINGS PLAN
                            (Full Title of the Plan)

                                IVAX CORPORATION
                  4400 Biscayne Boulevard, Miami, Florida 33137
    (Name and principal executive office of the issuer of the securities held pursuant to the Plan)

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the IVAX Corporation Employee Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            IVAX CORPORATION EMPLOYEE
                                            SAVINGS PLAN


                                            By:  IVAX CORPORATION,
                                                   PLAN ADMINISTRATOR


Date:  June 28, 2000                        By:  /s/ Thomas E. Beier
                                                 -------------------
                                                 Thomas E. Beier,
                                                 Senior Vice President-Finance
                                                 and Chief Financial Officer

IVAX CORPORATION EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 1999 AND 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator of the
   IVAX Corporation Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the IVAX Corporation Employee Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP


Miami, Florida,
   June 15, 2000.

                     IVAX CORPORATION EMPLOYEE SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                           December 31,
                                                                               ------------------------------------
                                                                                    1999                 1998
                                                                               ---------------      ---------------
ASSETS:
   Cash                                                                        $        52,555      $        38,810
                                                                               ---------------      ---------------
   Investments, at market value-
     Shares of common/collective trust                                               4,936,933            5,207,824
     Shares of registered investment companies                                      15,839,563           15,102,328
     Loans to participants                                                             595,475              642,935
     Employer securities                                                             5,341,336            2,508,841
                                                                               ---------------      ---------------
              Total investments                                                     26,713,307           23,461,928
                                                                               ---------------      ---------------

   Receivables-
     Employer contributions                                                            736,205              667,354
     Due from employer                                                                 -                     45,900
                                                                               ---------------      ---------------
              Total receivables                                                        736,205              713,254
                                                                               ---------------      ---------------

              Net assets available for benefits                                $    27,502,067      $    24,213,992
                                                                               ===============      ===============

   The accompanying notes are an integral part of these financial statements.

                     IVAX CORPORATION EMPLOYEE SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                       For the Years Ended
                                                                                           December 31,
                                                                               ------------------------------------
                                                                                    1999                 1998
                                                                               ---------------      ---------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions-
     Employee                                                                  $     1,863,010      $     1,973,096
     Employer                                                                          736,205              617,157
     Employee rollovers                                                                -                    514,932
   Investment income-
     Net appreciation (depreciation) in market
       value of investments                                                          4,358,661           (1,126,876)
     Interest                                                                           56,849               66,265
     Dividends                                                                       1,858,515            1,130,976
                                                                               ---------------      ---------------
              Total additions                                                        8,873,240            3,175,550
                                                                               ---------------      ---------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants                                                    (5,496,109)         (10,284,431)
   Administrative expenses                                                              (3,749)              (3,535)
                                                                               ---------------      ---------------
              Total deductions                                                      (5,499,858)         (10,287,966)
                                                                               ---------------      ---------------

              Net increase (decrease) prior to
                transfers from the Plan                                              3,373,382           (7,112,416)

TRANSFERS FROM THE PLAN (Note 1)                                                       (85,307)          (1,882,607)
                                                                               ---------------      ---------------

              Net increase (decrease)                                                3,288,075           (8,995,023)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                24,213,992           33,209,015
                                                                               ---------------      ---------------

   End of year                                                                 $    27,502,067      $    24,213,992
                                                                               ===============      ===============

   The accompanying notes are an integral part of these financial statements.

                     IVAX CORPORATION EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

1.   DESCRIPTION

     a.  General

Effective January 1, 1987, the IVAX Corporation Employee Savings Plan (the "Plan") was established as a defined contribution 401(k) plan to cover eligible employees of IVAX Corporation (the "Employer"). The Employer serves as the Plan Administrator. Effective January 1, 1995, the Plan was amended and restated and Merrill Lynch Trust Company ("Merrill Lynch") was appointed trustee and custodian of the Plan trust fund.

The following description provides only general information of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     b.  Eligibility

Every employee who has completed three months of service for participation, as defined, may participate in the Plan on the first day of the month after such completion, provided that the individual is an employee on such date. An individual shall not be able to participate during any time period for which the individual is (i) a leased employee, (ii) included in a unit of employees covered by certain collective bargaining agreements or (iii) a nonresident alien who receives no earned income from the Employer which constitutes income from sources within the United States.

     c.  Contributions

Participants may contribute a portion of their salary or wages through payroll deduction contributions. The Plan generally permits each participant to elect to defer up to 15% of his or her compensation. Each participant's contribution was limited by the Internal Revenue Service ("IRS") to a maximum of $10,000 during 1999. Participant contributions to the Plan are submitted to Merrill Lynch, which invests the contributions and investment earnings as directed by the participants. All expenses incurred pursuant to a participant's directing investments, including brokerage fees and other incidental expenses are paid solely with the funds from the individual account of the participant.

Employer matching contributions are discretionary; the Employer may, at its discretion, contribute on behalf of each participant an amount in cash, stock of the Employer, or a combination thereof, equal to a discretionary percentage of a participant's compensation contributed as an elective deferral contribution with respect to each Plan year. Such matching contributions shall not exceed such percentage of the participant's compensation as the Employer may determine in connection with each such matching contribution. The Employer may allow each participant to choose to receive the matching contributions to be allocated to his or her account in cash, stock of the Employer, or a combination thereof. Employer matching contributions made during 1999 and 1998 were made exclusively in cash.

All matching contributions shall be allocated as of the last day of a Plan year to each participant who elected to contribute to his or her deferral account for such year and who is an employee on the last day of such year or who is not employed on the last day of the year but who terminated employment before the last day of the Plan year on account of death, total or permanent disability (as defined in the Plan), or retirement (as defined in the Plan).

With the consent of the Employer, the Plan allows new employees to rollover amounts into the Plan from other qualified plans. The rollover contribution is permitted provided the trust from which the funds are to be transferred permits the transfer to be made and, in the opinion of the Employer's legal counsel, such transfer will not jeopardize the tax exempt status of the Plan or create adverse tax consequences for the Employer.

     d.  Vesting

Participants immediately vest 100% in their voluntary contributions and rollover contributions. Participants vest 100% in their Employer matching contributions after two years of service, as defined in the Plan. However, in the event of termination of a participant's employment for death, for total or permanent disability, or upon attainment of the normal retirement age of 65 years, such participant's Employer matching contributions shall immediately vest 100%.

     e.  Forfeitures

The nonvested portion of the Employer matching contribution is forfeited by participants on the earlier of distribution of the entire vested portion of the terminated participant's account. As of the end of each Plan year, any forfeitures during the year shall first be made available to reinstate previously forfeited account balances and the remaining forfeitures, if any, shall be used to reduce the contribution of the Employer for such a Plan year. Participants forfeited $29,205 and $88,489 during the years ended December 31, 1999 and 1998, respectively.

     f.  Distributions to Participants

Participants or their beneficiaries are eligible to receive distributions of their vested account balances upon retirement or termination of employment. Distributions of benefits while the participant is still employed are permitted for rollovers of the account balances, after-tax distributions, financial hardship, as defined in the Plan, or upon the attainment of age 59-1/2. Participants or their beneficiaries may elect to receive a lump-sum distribution, an installment distribution, an annuity, a rollover or a cash-out, as defined in the Plan. In addition, participants may elect to receive the value of the stock of the Employer held in their account under the Plan in cash or in common stock of the Employer.

     g.  Loans to Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their account balance. Loans must have a repayment period that does not exceed 60 months or up to 120 months for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 1% greater than the prime lending rate as quoted in The Wall Street Journal on the last day of the calendar quarter before the loan is established.

     h.  Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of complete or partial termination of the Plan, participants fully vest in their accounts.

     i.  Transfers from the Plan

On June 24, 1997, the Employer sold McGaw, Inc. ("McGaw") to B. Braun of America, Inc. ("B. Braun"). In connection therewith, the employees of McGaw ceased active participation in the Plan. The account balances of these employees were fully vested as of June 24, 1997 and these account balances were transferred to a B. Braun 401(k) plan. The related Employer's 1997 matching contributions totaling $913,898 were paid-out in March 1998 and are included within transfers from the Plan in the accompanying 1998 statement of changes in net assets available for benefits.

On July 14, 1998, the Employer sold its personal care products business (the "Division"). In connection therewith, the employees of the Division ceased active participation in the Plan. The account balances of these employees were fully vested as of July 14, 1998 and these account balances were transferred to the purchaser's 401(k) plan. The transferred account balances of the Division employees totaled $48,085 and $968,709 for the years ended December 31, 1999 and 1998, respectively, and are included within transfers from the Plan in the accompanying statements of changes in net assets available for benefits.

     j.  New Accounting Pronouncements

The Plan implemented AICPA Statement of Position No. 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3") for its plan year ended December 31, 1999. SOP 99-3 simplifies the financial statement disclosure requirements for certain investments held by the Plan. Prior year amounts have been reclassified to comply with the provisions of SOP 99-3.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Purchases and sales of securities are recorded on the date the trade is initiated. Distributions to participants are recorded when paid.

     b.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

                                      -4-
3.   INVESTMENTS

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The following presents investments that represent 5 percent or more of the Plan's net assets.
                                                          December 31,
                                                      1999            1998
                                                   ----------      ----------
           MFS Capital Opportunities Fund          $7,378,419      $      -
           Retirement Preservation Trust Fund       4,936,932       5,207,824
           Aim Global Growth & Income Fund          2,529,270        -
           IVAX Common Stock Fund                   4,668,806       2,122,437
           Dreyfus Premier Balanced Fund            1,795,109        -
           Corporate Bond Fund                          2,004       1,656,716
           Capital Fund                                   -         2,344,206
           Global Allocation Fund                         -         1,905,377
           Growth Fund for Investment                     -         5,865,572
           Aim Constellation Fund                         -         2,831,659

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,358,661 as follows:

                      Mutual funds                         $ (183,026)
                      IVAX Corporation common stock         2,778,228
                      Fixed income funds                    1,763,459
                                                           ----------
                                                           $4,358,661
                                                           ==========
4.   RECONCILIATION TO FORM 5500

As of December 31, 1999 and 1998, the Plan had $25,394 and $98,240, respectively, of pending distributions to participants who elected to withdraw from the Plan. In accordance with generally accepted accounting principles, such amounts are included as a component of net assets available for benefits in the accompanying statement of net assets available for benefits. In accordance with Department of Labor Rules and Regulations, such amounts are reflected as benefit payments and benefit claims payable in the Plan's Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                                               December 31,          December 31,
                                                                                  1999                   1998
                                                                             --------------         --------------
Net assets available for benefits per the financial statements               $   27,502,067         $   24,213,992
Less:   Amounts allocated to withdrawing participants                               (25,394)               (98,240)
                                                                             --------------         --------------
        Net assets available for benefits
           per the Form 5500                                                 $   27,476,673         $   24,115,752
                                                                             ==============         ==============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                              Year Ended             Year Ended
                                                                              December 31,           December 31,
                                                                                 1999                   1998
                                                                             -------------          -------------
Distributions to participants per the financial statements                   $   5,496,109          $  10,284,431
Less:   Prior year amounts allocated to withdrawing
           participants                                                            (98,240)                (4,807)
        Deemed distributions to participants                                       (66,490)                 --
Add:    Amounts allocated to withdrawing participants                               25,394                 98,240
                                                                             -------------          -------------

        Distributions to participants per the Form 5500                      $   5,356,773          $  10,377,864
                                                                             =============          =============

5.   TRANSACTIONS WITH RELATED PARTIES

Administration and accounting expenses related to the Plan are charged to the Employer. The Employer performed certain administration and accounting services on behalf of the Plan for which no amounts are charged. In addition, employee contributions in the amount of $45,900 were withheld by the Employer and are reflected in Due from employer at December 31, 1998 in the accompanying statement of net assets available for benefits. There were no amounts withheld at December 31, 1999. The employee contributions withheld were remitted to the Plan during January 1999.

The Employer contribution receivable in the amounts of $736,205 and $667,354 at December 31, 1999 and 1998, were funded in March 2000 and 1999, respectively, with transfers of cash to the Plan.

6.   TAX STATUS

The IRS has determined and informed the Employer by a letter dated October 16, 1996, that the Plan under its present form is designed in accordance with applicable Sections of the Internal Revenue Code ("IRC"). The Employer and the Employer's tax counsel believe that the Plan is currently being operated in compliance with the applicable provisions of the IRC.

                                                                      SCHEDULE I

                     IVAX CORPORATION EMPLOYEE SAVINGS PLAN

          SCHEDULE H -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999

Identity of Issuer,
 Borrower, Lessor                                                                                       Market
 or Similar Party                    Description of Investment                      Cost                 Value
-------------------               ----------------------------------           --------------       --------------
*Merrill Lynch                    Equity Index Trust Fund                      $      776,017       $      852,847

*Merrill Lynch                    Retirement Preservation Trust Fund                4,936,935            4,936,932

*Merrill Lynch                    Franklin Small Cap Growth Fund                      454,066              646,175

*Merrill Lynch                    Dreyfus Premier Balanced Fund                     1,803,521            1,795,109

*Merrill Lynch                    Aim Blue Chip Fund                                1,003,867            1,165,073

*Merrill Lynch                    John Hancock Sovereign Fund                       1,084,630            1,070,595

*Merrill Lynch                    MFS Capital Opportunities Fund                    7,443,414            7,378,419

*Merrill Lynch                    Aim Global Growth & Income Fund                   2,587,665            2,529,270

*Merrill Lynch                    Davis NY Venture FD CL A                            386,980              402,076

*Merrill Lynch                    IVAX Common Stock Fund                            2,477,197            4,668,806

*Merrill Lynch                    IVAX Restricted Common
                                      Stock Fund                                      683,572              672,530

*Merrill Lynch                    Loan Fund                                           595,475              595,475
                                                                               --------------       --------------

                                                                               $   24,233,339       $   26,713,307
                                                                               ==============       ==============


* Denotes a Party-in-Interest

                                                                     SCHEDULE II

                     IVAX CORPORATION EMPLOYEE SAVINGS PLAN

                SCHEDULE H -- SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                      Purchase            Sales             Cost of        Net Gain
Identity of Party Involved       Description of Asset                  Price              Price             Assets          (Loss)
--------------------------  ----------------------------------       ---------          ---------          ---------       --------
MERRILL LYNCH TRUST
   COMPANY                  Retirement Preservation Trust Fund      $1,678,969         $   -              $    -           $ -
                            Retirement Preservation Trust Fund         -                1,949,871          1,949,860            11

                            Dreyfus Premier Balanced Fund            1,981,707             -                   -             -
                            Dreyfus Premier Balanced Fund              -                  178,186            178,346          (160)

                            Aim Blue Chip Fund                       1,111,641             -                   -             -
                            Aim Blue Chip Fund                         -                  107,774            112,056        (4,282)

                            John Hancock Sovereign Fund              1,180,111             -                   -             -
                            John Hancock Sovereign Fund                -                   95,542             95,279           263

                            MFS Capital Opportunities Fund           7,957,453             -                   -             -
                            MFS Capital Opportunities Fund             -                  514,038            513,143           895

                            Growth Fund                                375,444             -                   -             -
                            Growth Fund                                -                6,561,679          6,640,119       (78,440)

                            Growth Allocation Fund                     301,576             -                   -             -
                            Growth Allocation Fund                     -                2,317,360          2,547,837      (230,477)

                            Aim Equity Constellation Fund              684,562             -                   -             -
                            Aim Equity Constellation Fund              -                3,048,117          4,000,701      (952,584)

                                   (Continued)

                                                                     SCHEDULE II

                     IVAX CORPORATION EMPLOYEE SAVINGS PLAN

                SCHEDULE H -- SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                   (Continued)

                                                                  Purchase            Sales             Cost of           Net Gain
Identity of Party Involved       Description of Asset              Price              Price             Assets             (Loss)
--------------------------   -------------------------------     ---------          ---------          ---------          --------
MERRILL LYNCH TRUST
   COMPANY                   Aim Global Growth & Income Fund    $2,794,578         $   -              $    -             $   -
                             Aim Global Growth & Income Fund       -                  206,913            201,690             5,223

                             Capital Fund                          535,560             -                   -                 -
                             Capital Fund                          -                2,698,063          2,848,502          (150,439)

                             Corporate Bond Fund                   317,718             -                   -                 -
                             Corporate Bond Fund                   -                1,900,164          1,848,438            51,726

                             IVAX Common Stock Fund              1,245,360             -                   -                 -
                             IVAX Common Stock Fund                -                  844,204            987,253          (143,049)

                     IVAX CORPORATION EMPLOYEE SAVINGS PLAN

                   NOTE TO SCHEDULE OF REPORTABLE TRANSACTIONS

                                DECEMBER 31, 1999

Transactions included on Schedule II represent reportable transactions which are defined by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 to be:

         o Any single transaction within the period, with respect to any Plan asset, involving an amount in excess of five percent of the current value of Plan assets as of the beginning of the Plan year;

         o Any series of transactions (other than transactions with respect to securities) within the period with or in conjunction with the same person which, when aggregated, regardless of the category of asset and the gain or loss on any transaction, involves an amount in excess of five percent of the current value of Plan assets as of the beginning of the Plan year;

         o Any transaction within the period involving securities of the same issue if within the period any series of transactions with respect to such securities, when aggregated, involves an amount in excess of five percent of the current value of Plan assets as of the beginning of the Plan year; and

         o Any transaction within the period with respect to securities with or in conjunction with a person if any prior or subsequent single transaction within the period with such person with respect to securities exceeds five percent of the current value of Plan assets as of the beginning of the Plan year.

         Exhibits
         --------

         23.1     Consent of Arthur Andersen LLP